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                                                                  EXHIBIT (a)(3)
                                [ISOMEDIX LOGO]

                                August 18, 1997

                      TO THE SHAREHOLDERS OF ISOMEDIX INC.

Dear Shareholder:

     I am pleased to report that on August 12, 1997, Isomedix Inc., a Delaware corporation ("Isomedix"), entered into an agreement and plan of merger (the "Merger Agreement") with STERIS Corporation, an Ohio corporation, and its wholly owned subsidiary, STERIS Acquisition Corporation, a Delaware corporation (the "Merger Sub"), that provides for the acquisition of all outstanding shares of Common Stock, $.01 par value, together with the associated Preferred Stock Purchase Rights (the "Shares"), of Isomedix by the Merger Sub at a price of $20.50 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, the Merger Sub has commenced a tender offer (the "Tender Offer") for all outstanding Shares at $20.50 per Share. The Tender Offer is currently scheduled to expire at 12:00 midnight, Eastern Daylight Time, on Tuesday, September 16, 1997.

     Following a successful completion of the Tender Offer, upon approval by shareholder vote, if required, the Merger Sub will be merged with and into Isomedix (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $20.50 per Share in cash, net to the seller, without interest (subject to appraisal rights of dissenting shareholders, if any, under applicable law).

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE ISOMEDIX SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL ISOMEDIX SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Isomedix with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to Isomedix, a copy of which is attached as an annex to the Schedule 14D-9. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these materials carefully as well.

     The management and directors of Isomedix thank you for the support you have given Isomedix.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          John Masefield Signature
                                          John Masefield
                                          Chairman, President, and Chief
                                          Executive Officer